Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Commerce Union Bancshares, Inc. (“Commerce Union”) has prepared the following unaudited pro forma condensed combined financial statements in order to illustrate the estimated effects of:

(1)

the merger of Pioneer Merger Sub, Inc. (“Merger Sub”), a Tennessee corporation and wholly owned subsidiary of Commerce Union, with and into Community First, Inc., a Tennessee corporation, with Community First to be the surviving corporation and becoming a wholly owned subsidiary of Commerce Union (the “merger”), which will be followed by the merger of Community First with and into Commerce Union, with Commerce Union continuing as the surviving corporation, in each case pursuant to the terms of the Agreement and Plan of Merger (the “merger agreement”) entered into on August 22, 2017 by and among Commerce Union, Community First, Merger Sub. Reliant Bank, and Community First Bank & Trust;

(2)

the sale by Commerce Union on August 30, 2017 of 1,137,000 shares of its common stock in a private stock offering at $22.00 per share, and the receipt of approximately $23.2 million in net proceeds from such offering (the “private placement”); and

(3)	the issuance of an estimated 2,417,450 shares of Commerce Union common stock to Community First shareholders in connection with the merger.

Under the acquisition method of accounting, consideration paid by Commerce Union in connection with the merger will be allocated to the assets and liabilities of Community First at their respective fair values as of the effective date of the merger. Any excess of consideration paid over the fair values of Community First’s net assets will be recorded as goodwill.

The unaudited pro forma condensed combined financial statements are based on the historical financial statements of Commerce Union and Community First, adjusted for the estimated effects of the merger. The unaudited pro forma condensed combined balance sheet as of September 30, 2017 is presented as if the merger had occurred on that date, and does not give pro forma effect to the private placement, which was consummated in the third quarter of 2017. The unaudited pro forma condensed combined income statements for the year ended December 31, 2016 and the nine months ended September 30, 2017 are presented as if the merger and private placement had occurred on January 1, 2016. The historical financial statements of Community First include certain reclassifications to conform to the historical presentation of Commerce Union.

The unaudited pro forma condensed combined financial statements are provided for illustrative purposes only and are not indicative of the actual results that would have been achieved had the merger been completed as of the dates indicated or that will be achieved in the future. The preparation of the unaudited pro forma condensed combined financial statements and related adjustments required management to make certain assumptions and estimates. The estimated fair values of the assets and liabilities of Community First are preliminary and are subject to revisions upon completion of detailed valuation procedures, some of which may be significant. The unaudited pro forma condensed combined financial statements do not give consideration to the impact of possible cost savings, expense efficiencies, synergies, strategy modifications, asset dispositions, or other actions that may result from the merger.

The unaudited pro forma condensed combined financial statements should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and historical financial statements of Commerce Union and the notes thereto included in Commerce Union’s annual report on Form 10-K for the year ended December 31, 2016, which was filed with the Securities and Exchange Commission the (“SEC”) on March 14, 2017, and the Commerce Union quarterly report on Form 10-Q for the quarter ended September 30, 2017, which was filed with the SEC on November 9, 2017.

Further, the unaudited pro forma condensed combined financial statements should be read in conjunction with the consolidated financial statements of Community First as of December 31, 2016 and 2015 and for each of the three years ended December 31, 2016, and the accompanying notes thereto, included in Community First’s annual report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on March 3, 2017, and Community First’s quarterly report on Form 10-Q for the quarter ended September 30, 2017, which was filed with the SEC on November 7, 2017.

Unaudited Pro Forma CONDENSED COMBINED Balance Sheet

SEPTEMBER 30, 2017

(In thousands)

	Commerce Union Bancshares, Inc. Historical	Community First, Inc. Historical	Pro Forma Adjustments		Pro Forma Combined
ASSETS
Cash and due from banks	$18,277	$29,097	$(3,863)	a	$43,511
Federal funds sold	669	-	-		669
Total cash and cash equivalents	18,946	29,097	(3,863)		44,180
Time deposits in other financial institutions	-	23,558	-		23,558
Securities available for sale	192,277	72,820	-		265,097
Loans, net of unearned income	749,361	315,874	(7,107)	b	1,058,128
Allowance for loan losses	(9,623)	(3,892)	3,892	c	(9,623)
Loans, net	739,738	311,982	(3,215)		1,048,505
Mortgage loans held for sale, net	19,475	231	-		19,706
Accrued interest receivable	4,999	1,130	-		6,129
Premises and equipment, net	9,558	10,488	-		20,046
Restricted equity securities, at cost	7,163	1,727	-		8,890
Other real estate, net	-	2,535	(1,072)	d	1,463
Cash surrender value of life insurance contracts	29,422	10,593	-		40,015
Deferred tax assets, net	2,776	9,855	(2,960)	e	9,671
Goodwill	11,404	-	28,240	f	39,644
Core deposit intangibles	1,336	699	3,383	g	5,418
Other assets	4,086	2,009	-		6,095

TOTAL ASSETS	$1,041,180	$476,724	$20,513		$1,538,417

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES
Deposits	$840,448	$422,715	$937	h	$1,264,100
Accrued interest payable	220	427	-		647
Borrowings	56,720	16,759	(4,469)	i	69,010
Dividends payable	541	-	-		541
Other liabilities	5,307	3,570	-		8,877

TOTAL LIABILITIES	903,236	443,471	(3,532)		1,343,175

STOCKHOLDERS’ EQUITY
Common stock	9,022	43,189	(40,772)	j	11,439
Additional paid-in capital	112,202	-	56,569	j	168,771
Retained earnings (deficit)	16,821	(7,934)	6,246	k	15,133
Accumulated other comprehensive loss	(101)	(2,002)	2,002	l	(101)

TOTAL STOCKHOLDERS’ EQUITY	137,944	33,253	24,045		195,242

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,041,180	$476,724	$20,513		$1,538,417

See accompanying notes to Unaudited Pro Forma Condensed Combined Financial Statements

Unaudited Pro Forma CONDENSED COMBINED Statement of Income

For the NINE MonthS Ended SEPTEMBER 30, 2017

(Dollar amounts in thousands, except per share amounts)

	Commerce Union Bancshares, Inc. Historical	Community First, Inc. Historical	Pro Forma Adjustments		Pro Forma Combined
INTEREST INCOME
Interest and fees on loans	$25,613	$11,519	$474	b	$37,606
Interest on investment securities, taxable	514	1,307	-		1,821
Interest on investment securities, nontaxable	2,796	6	-		2,802
Federal funds sold and other	381	529	-		910

TOTAL INTEREST INCOME	29,304	13,361	474		43,139

INTEREST EXPENSE
Deposits	3,351	1,563	(469)	h	4,445
Borrowings	383	446	176	i	1,005

TOTAL INTEREST EXPENSE	3,734	2,009	(293)		5,450

NET INTEREST INCOME	25,570	11,352	767		37,689

PROVISION FOR LOAN LOSSES	1,195	55	-		1,250

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	24,375	11,297	767		36,439

NONINTEREST INCOME
Service charges on deposit accounts	936	1,298	-		2,234
Gains on mortgage loans sold, net	2,751	165	-		2,916
Other	770	380	-		1,150

TOTAL NONINTEREST INCOME	4,457	1,843	-		6,300

NONINTEREST EXPENSE
Salaries and employee benefits	13,634	5,169	-		18,803
Occupancy	2,482	1,018	-		3,500
Information technology	1,924	854	-		2,778
Other noninterest expense	4,594	3,049	201	g	7,844

TOTAL NONINTEREST EXPENSE	22,634	10,090	201		32,925

INCOME BEFORE PROVISION FOR INCOME TAXES	6,198	3,050	566		9,814

INCOME TAX EXPENSE	1,005	1,078	217	m	2,300

CONSOLIDATED NET INCOME	5,193	1,972	349		7,514

NONCONTROLLING INTEREST IN NET LOSS OF SUBSIDIARY	898	-	-		898

NET INCOME ATTRIBUTABLE TO COMMON SHAREHOLDERS	$6,091	$1,972	$349		$8,412

Basic net income attributable to common shareholders, per share	$0.77	$0.39			$0.82
Diluted net income attributable to common shareholders, per share	$0.76	$0.39			$0.81

Weighted average common shares outstanding
Basic	7,878,760	4,996,897			10,282,267
Diluted	7,974,347	4,996,897			10,377,854

See accompanying notes to Unaudited Pro Forma Condensed Combined Financial Statements

Unaudited Pro Forma CONDENSED COMBINED Statement of Income

For the Year Ended December 31, 2016

(Dollar amounts in thousands, except per share amounts)

	Commerce Union Bancshares, Inc. Historical	Community First, Inc. Historical	Pro Forma Adjustments		Pro Forma Combined
INTEREST INCOME
Interest and fees on loans	$32,678	$14,968	$790	b	$48,436
Interest on investment securities, taxable	724	1,921	$-		2,645
Interest on investment securities, nontaxable	2,211	22	$-		2,233
Federal funds sold and other	402	461	$-		863

TOTAL INTEREST INCOME	36,015	17,372	$790		54,177

INTEREST EXPENSE
Deposits	2,649	1,981	$(625)	h	4,005
Borrowings	714	785	$235	i	1,734

TOTAL INTEREST EXPENSE	3,363	2,766	$(390)		5,739

NET INTEREST INCOME	32,652	14,606	$1,180		48,438

PROVISION FOR LOAN LOSSES	968	(632)	$-		336

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	31,684	15,238	$1,180		48,102

NONINTEREST INCOME
Service charges on deposit accounts	1,239	1,897	-		3,136
Gains on mortgage loans sold, net	6,317	195	-		6,512
Gain on acquisition of subordinated debentures	-	2,500	-		2,500
Other	1,244	768	-		2,012

TOTAL NONINTEREST INCOME	8,800	5,360	-		14,160

NONINTEREST EXPENSE
Salaries and employee benefits	18,256	7,450	-		25,706
Occupancy	3,174	1,373	-		4,547
Information technology	2,486	2,023	-		4,509
Other operating	6,458	3,413	271	g	10,142

TOTAL NONINTEREST EXPENSE	30,374	14,259	271		44,904

INCOME BEFORE PROVISION FOR INCOME TAXES	10,110	6,339	909		17,358

INCOME TAX EXPENSE	2,213	2,347	348	m	4,908

CONSOLIDATED NET INCOME	7,897	3,992	561		12,450

NONCONTROLLING INTEREST IN NET LOSS OF SUBSIDIARY	1,039	-	-		1,039
Preferred stock dividends	-	4,168	-		4,168

NET INCOME ATTRIBUTABLE TO COMMON SHAREHOLDERS	$8,936	$8,160	$561		$17,657

Basic net income attributable to common shareholders, per share	$1.18	$1.97			$1.84
Diluted net income attributable to common shareholders, per share	$1.16	$1.97			$1.82

Weighted average common shares outstanding
Basic	7,586,993	4,137,656			9,577,206
Diluted	7,691,493	4,137,656			9,681,706

See accompanying notes to Unaudited Pro Forma Condensed Combined Financial Statements

NOTE 1 – BASIS OF PRESENTATION

The unaudited pro forma condensed combined financial information and explanatory notes have been prepared to illustrate the effects of the merger involving Commerce Union and Community First under the acquisition method of accounting with Commerce Union treated as the acquirer. The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not necessarily indicate the financial results of the combined companies had the companies actually been combined at the beginning of each period presented, nor does it necessarily indicate the results of operations in future periods or the future financial position of the combined entities. Under the acquisition method of accounting, the assets and liabilities of Community First, as of the effective date of the merger, will be recorded by Commerce Union at their respective fair values and the excess of the merger consideration over the fair value of Community First’s net assets will be allocated to goodwill.

The merger is currently expected to be completed in the first quarter of 2018. In connection with the merger, Community First common shareholders will receive 0.481 shares of Commerce Union common stock for each share of Community First common stock they hold immediately prior to the merger. Based on the closing sale price of shares of Commerce Union common stock on the NASDAQ on August 22, 2017 of $24.40, the last trading day before the public announcement of the signing of the merger agreement, the value of the merger consideration per share of Community First common stock was $11.74.

The pro forma allocation of the purchase price reflected in the unaudited pro forma condensed combined financial information is subject to adjustment and may vary from the actual purchase price allocation that will be recorded at the time the merger is completed. Adjustments may include, but not be limited to, changes in (i) Community First’s balance sheet through the effective time of the merger; (ii) the aggregate value of merger consideration paid if the price of shares of Commerce Union common stock varies from the assumed $24.40 per share, which represents the closing share price of Commerce Union common stock on August 22, 2017; (iii) total merger-related expenses if consummation and/or implementation costs vary from currently estimated amounts; and (iv) the underlying values of assets and liabilities if market conditions differ from current assumptions.

The accounting policies of both Commerce Union and Community First are in the process of being reviewed in detail. Upon completion of such review, conforming adjustments or financial statement reclassification may be determined.

NOTE 2 – PRO FORMA ADJUSTMENTS

The following estimated adjustments were made to the pro forma financial statements:

a.

Represents remaining estimated future merger related expenses of $3,863, which figure has been reduced by the expenses recognized through September 30, 2017 of $562 and $75 by Commerce Union and Community First, respectively. The remaining estimated merger related expenses are assumed to be shared equally by Commerce Union and Community First.

b.

To adjust Community First’s loan portfolio to estimated fair value which is composed of two components, the expected credit loss component, which amounts to an estimated $4,738, and the component that considers current interest rates and liquidity, which amounts to an estimated $2,369 and is accretable in income over five years using the sum of the digits method. The estimated fair value adjustment aggregates an estimated adjustment of 2.25% of the outstanding loan balance of Community First.

c.	Elimination of Community First’s allowance for loan losses. Estimated credit losses in the Community First loan portfolio are included in the loan valuation adjustment described in note b.

d.	To adjust Community First’s other real estate to estimated fair value.

e.

To recognize estimated deferred tax liabilities of $1,006 related to fair value adjustments and the core deposit intangible based on Commerce Union’s blended federal and state statutory tax rate of 38.29% and to reduce the existing Community First net deferred tax asset by $1,954 representing the estimated portion of state net operating loss carryforwards that will not be available to Commerce Union.

f.

To recognize goodwill equal to the excess of consideration paid by Commerce Union over the net fair value of Community First assets and liabilities acquired. Goodwill will not be amortized for accounting purposes but will be tested for impairment at least annually, which may result in impairment losses in future periods.

g.

To recognize a core deposit intangible asset related to deposit customer relationships acquired of $4,082, estimated based on 1.5% of Community First’s transaction accounts as of September 30, 2017, and remove the existing Community First core deposit intangible asset of $699. The amortization expense of the newly created core deposit intangible asset is based on the straight line method over a 10 year period.

h.	To adjust Community First’s time deposits to estimated fair value and amortize the adjustment into interest expense based on the straight line method over the estimated remaining life of 1.5 years.

i.

To adjust Community First’s trust preferred to estimated fair value and amortize the adjustment as a reduction to interest expense on borrowings based on the straight line method over the estimated remaining life of 19 years.

j.

To remove Community First common stock and record Commerce Union common stock issued as merger consideration at par value of $2,417 and additional paid in capital of $56,569. While not included in the pro forma adjustment, Commerce Union closed a private offering of 1,137,000 shares of Commerce Union common stock, par value $1.00 per share, at a price of $22 per share which closed on August 30, 2017 and is reflected in the September 30, 2017 balance sheet.

k.	To remove the deficit of Community First and reduce retained earnings by $1,688 for Commerce Union’s remaining share of estimated future merger expenses of $2,250.

l.	To remove the accumulated other comprehensive loss of Community First.

m.	To recognize income tax expense related to the effect of pro forma adjustments on pre-tax income using Commerce Union’s blended federal and state statutory income tax rate of 38.29%.

NOTE 3 – PRELIMINARY PURCHASE PRICE ALLOCATION

Measurement of the acquisition consideration is based on the market price of Commerce Union common stock as of August 22, 2017 multiplied by the number of common shares to be issued in the merger. The consideration is allocated to the estimated fair values of assets acquired and liabilities assumed, with any remaining excess recorded as goodwill. Estimated fair value adjustments included in the pro forma financial statements are based upon available information and certain assumptions considered reasonable, and may be revised as additional information becomes available. The preliminary purchase price allocation is as follows:

Community First's outstanding shares August 22, 2017	5,025,884
Exchange ratio	0.481
Shares of common stock to be issued	2,417,450
Market price of common stock on August 22, 2017	$24.40
Estimated fair value of common stock issued	58,986
Estimated fair value of stock options issued	-
Total consideration	58,986

Fair value of assets acquired and liabilities assumed:
Cash and cash equivalents	50,480
Investment securities available for sale	72,820
Loans	308,767
Premises and equipment	10,488
Deferred tax asset, net	6,895
Cash surrender value of life insurance	10,593
Other real estate	1,463
Core deposit intangible	4,082
Other assets	5,097
Deposits	(423,652)
Borrowings	(12,290)
Other liabilities	(3,997)
Total fair value of net assets acquired	30,746
Preliminary Pro Forma Goodwill	$28,240